Mail Stop 4561
January 3, 2006

VIA U.S. MAIL

Mr. Gary E. Ban
Chief Executive Officer
Summus, Inc.
434 Fayetteville Street, Suite 600
Raleigh, NC 27601

        Re: Summus, Inc.
                   Form 10-K for the year ended December 31, 2004
                   Filed March 31, 2005
                   File No. 0-29625

Dear Mr. Ban:

        We have completed our review of your Form 10-K and do not,
At this time, have any further comments.

        Sincerely,

Daniel L. Gordon
Branch Chief

Hewitt Associates, Inc.
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